EXHIBIT 99.1

Hydrogen Mobility for Sustainable Heavy-Duty Transport, Westport Unveils Game-Changing Technology in Brussels

Westport Fuel Systems European Policy Panel “Hydrogen Mobility for Sustainable Heavy-Duty Transport,” in Brussels on September, 28th, 2022: panellists shown here are Zlatko Kregar, Policy Officer DG MOVE, European Commission and David Johnson, CEO Westport. Moderator is Cillian Totterdell, Account Director, Energy, Climate and Transport Team FleishmanHillard.

VANCOUVER, British Columbia and BRUSSELS, Belgium, Sept. 28, 2022 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport” or the “Company”) (TSX: WPRT / Nasdaq: WPRT) a global leader in low-emissions alternative fuel transportation technologies, unveiled today in Brussels to an audience of policy makers and industry representatives, its new H2 HPDI™ fuel system for heavy-duty vehicles that is expected to substantially reduce CO2 emissions in alignment with EU decarbonisation goals. Westport’s hydrogen solution delivers greater energy efficiencies while allowing continuity with existing engines and manufacturing assets.

This announcement comes at a critical time for Europe as it seeks to progress towards its decarbonisation targets across all sectors, including road transport. The technology presented today by Westport is intended to contribute by unlocking the potential of hydrogen in the mobility sector.

Increased Efficiencies, Technological Continuity

Hydrogen engines equipped with Westport’s H2 HPDI fuel system offer high performance and efficiency across the power range, resulting in the following benefits for long-haul heavy-duty trucks:

  Up to 20 percent more power, 15 percent more torque, and 10 percent higher efficiency than diesel
  Near-zero CO2 emissions
  Continuity with existing technology, allowing for rapid deployment
  Commonality with existing manufacturing assets
  Lower cost to achieve CO2 abatement than fuel cell vehicles

A Decarbonisation Journey for Heavy-Duty Transport in Europe

“Our technology achieves better performance than diesel engines, with near-zero CO2 emissions. By maximizing the efficiency potential with hydrogen, H2 HPDI fuel systems result in cost-effective CO2 reductions for fleets and society”, said David Johnson, CEO, Westport Fuel Systems. “This is why we hope that the Commission and Member States will prioritise the availability of green hydrogen for the transport sector in the coming years and support engine technology advances that will be key for the development of the whole hydrogen transportation market”.

Driving Innovation to Power a Cleaner Tomorrow

Driving innovation to power a cleaner tomorrow is Westport’s mission. The hydrogen-fueled internal combustion engines using Westport’s H2 HPDI fuel system, achieve the high performance needed by commercial fleets, experience it with its biomethane HPDI fuel system, which is on the road today. Thanks to this experience and know-how, Westport believes that the H2 HPDI technology presented today will help the European industry reach the CO2 reduction targets set for 2030 and beyond, creating a greener future for heavy-duty vehicles in Europe.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

For more information, contact:

Government Relations
T: +33 6 84 81 60 77
E: media@wfsinc.com

Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/da8151dc-0480-443b-bd3c-a21a713e8124